UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 26, 2012

Barclays PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report is a Report on Form 6-K filed by Barclays PLC.

The Report comprises the following:

Exhibit No.	Description
1	2012 Notice of AGM for Barclays PLC

2	Proxy Cards in relation to AGM for Barclays PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC
(Registrant)

Date: March 26, 2012	By:	/s/ Marie Smith
	Name:	Marie Smith
	Title:	Assistant Secretary

Barclays PLC Notice of AGM 2012	www.barclays.com/annualreport	01
Barclays PLC Notice of Annual General Meeting

This document is important and requires your immediate attention.

When considering what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other professional adviser duly authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all your shares in Barclays PLC please send this Notice of AGM and the accompanying Proxy Form to the person you sold or transferred your shares to, or to the bank, stockbroker or other agent who arranged the sale or transfer for you.

Dear Shareholder

This year’s Annual General Meeting (the ‘AGM’) will be held on Friday 27 April 2012 at the Royal Festival Hall, London. The Notice of AGM is set out on pages 2 to 8.

The AGM is one of the key ways we communicate with you, our shareholders. It is an important opportunity for you to express your views by attending, raising questions and voting at the AGM, and the Board encourages you to do so. Details of how you can vote if you cannot attend the meeting, including details of the online voting process, can be found on page 9.

We continue to make greater use of our website and email to communicate with shareholders. Barclays e-view members now get regular, up to date information about their shareholding and Barclays. We will therefore not be sending paper shareholder documents to you unless you have positively responded to say that you would like to receive them, although we do reserve the right to send you shareholder information by post should we feel it is appropriate. For more information, please contact The Registrar to Barclays. Contact details can be found on page 10.

The biographical details of each of the Directors are included in the Notice of AGM. All Directors are again standing for re-election at this year’s AGM in accordance with the UK Corporate Governance Code. Each of us has been subject to a genuine, formal, rigorous performance evaluation process, further details of which may be found in my Evaluation Statement in the 2011 Annual Report (which is available at www.barclays.com/annual report). I can confirm that each of the Directors is considered to be fully effective by the Board, having demonstrated the commitment and behaviours expected of a Barclays Director in line with our Charter of Expectations for Directors (which is available at www.barclays.com/corporate governance). Each Director brings valuable skills and experience to the Board and its Committees, ensuring they are able to discharge their respective duties and responsibilities effectively. The Board has also concluded that the non-executive Directors standing for re-election are independent when assessed against the criteria set out in the UK Corporate Governance Code.

One Director has left office since the last AGM and, on behalf of the Board, I would like to acknowledge the valuable contribution made by Sir Richard Broadbent. Sir Richard joined the Board in 2003 and was appointed Senior Independent Director and a member of the Board Corporate Governance and Nominations Committee the next year. He chaired the Board Risk Committee for 5 years and the Board Remuneration Committee for 4 years. Sir Richard succeeded Sir Nigel Rudd as Deputy Chairman in 2009.

The Board believes that all of the proposals set out in this Notice of AGM are in the best interests of shareholders as a whole and the Company and unanimously recommends that you vote in favour of all the resolutions, as the Directors intend to do in respect of their own beneficial shareholdings.

Marcus Agius

Group Chairman

Barclays PLC

6 March 2012

02	Barclays PLC Notice of AGM 2012	www.barclays.com/annualreport
Notice of AGM

Notice is hereby given that the 2012 Annual General Meeting (the ‘AGM’) of Barclays PLC (the ‘Company’) will be held at the Royal Festival Hall, Southbank Centre, Belvedere Road, London SE1 8XX on Friday 27 April 2012 at 11.00am to transact the following business:

Resolutions

To consider and, if thought fit, to pass the following resolutions, with those numbered 1 to 18 being proposed as ordinary resolutions and those numbered 19 to 21 as special resolutions.

An ordinary resolution must receive more than half the votes cast in order to be passed. Special resolutions require at least three quarters of the votes cast to be in favour.

Report and Accounts

1. That the Reports of the Directors and Auditors and the audited accounts of the Company for the year ended 31 December 2011, now laid before the meeting, be received.

We are required by the Companies Act 2006 (the ‘Act’) to present to the AGM the Reports of the Directors and Auditors and the audited accounts of the Company for each financial year (in this case for the financial year ended 31 December 2011). The Company’s Articles of Association permit the Board to pay interim and final dividends. We use this authority rather than seeking shareholder approval of the final dividend, as to do so would delay its payment to you. The final dividend for 2011 will be paid on 16 March 2012.

Remuneration Report

2. That the Remuneration Report for the year ended 31 December 2011, now laid before the meeting, be approved.

The Act requires quoted companies to present to the AGM for approval the Remuneration Report (which appears in full in the 2011 Annual Report and in summary in the 2011 Annual Review).

Annual Re-election of Directors

3. That Marcus Agius be re-elected a Director of the Company

Skills and Experience: Marcus joined the Barclays Board in September 2006 as a non-executive Director and was appointed Chairman on 1 January 2007. Marcus has extensive city and commercial experience, having spent over 40 years in the banking sector, holding senior positions such as Chairman of Lazard in London and Deputy Chairman of Lazard LLC. Marcus also has a wealth of non-executive experience that includes a number of non-executive directorships and the chairmanship of BAA plc from 2001 until 2006.

Independent: on appointment

Other principal external appointments: Chairman of the British Bankers’ Association since 2010; Senior Independent Director of the BBC since 2006; Member of the Executive Committee of the IIEB; Business Ambassador for UK Trade and Investment; Member of the Advisory Council of TheCityUK; Member of the Takeover Panel; Chairman of the Trustees of the Royal Botanic Gardens, Kew; Chairman of The Foundation and Friends of the Royal Botanic Gardens, Kew.

Committee membership: Chairman of the Board Corporate Governance and Nominations Committee since January 2007; Member of the Board Remuneration Committee since January 2007; Chairman of the Board Citizenship Committee since August 2011.

4. That David Booth be re-elected a Director of the Company

Skills and Experience: David joined the Board in May 2007 as a non-executive Director. David has extensive banking industry knowledge and experience, having previously been employed by Morgan Stanley from 1982 to 1992, and again from 1995 to 1997. David held various key positions within the company, including Head of Government Bond Trading, Head of Mortgage Trading, Sales and Finance and Head of Global Operations and Technology. Having retired from the Management Committee of Morgan Stanley in 1997, David now manages his own venture capital investments.

Independent: yes

Other principal external appointments: Director of East Ferry Investors, Inc.

Committee membership: Chairman of the Board Risk Committee since January 2010 (member since January 2008); Member of the Board Corporate Governance and Nominations Committee since January 2010.

5. That Alison Carnwath be re-elected a Director of the Company

Skills and Experience: Alison joined the Board in August 2010 as a non-executive Director. Alison has extensive experience of the banking industry, having worked in corporate finance and investment banking for 20 years from 1980 to 2000 before pursuing a portfolio career. Alison also has significant board experience, having held a number of non-executive directorships and the chairmanship of a listed company. During her career, Alison was a senior partner of Phoenix Securities and Managing Director, New York at Donaldson, Lufkin & Jenrette. Alison was also a director of J. Henry Schroder Wagg & Co, where she worked for 10 years.

Independent: Yes

Other principal external appointments: Non-executive Chairman of Land Securities Group PLC since November 2008; Non-executive Director of Malachite Advisors Limited; Non-executive Director of Man Group plc; Independent Director of Paccar Inc; Senior Advisor at Evercore Partners LLP.

Committee membership: Member of the Board Audit Committee since October 2010; Chairman of the Board Remuneration Committee since July 2011 (member since October 2010); Member of the Board Corporate Governance and Nominations Committee since July 2011.

Directors standing for re-election

Marcus Agius Group Chairman Resolution: 3	David Booth Non-executive Director Resolution: 4	Alison Carnwath Non-executive Director Resolution: 5

Barclays PLC Notice of AGM 2012	www.barclays.com/annualreport	03

6. That Fulvio Conti be re-elected a Director of the Company

Skills and Experience: Fulvio joined the Board in April 2006 as a non-executive Director. Fulvio has significant financial and business experience from a career spanning over 35 years, and has been CEO of Enel SpA, the Italian energy company, since 2005. During his career, Fulvio has held the role of Chief Financial Officer for various private and government owned entities in Italy, and was in charge of finance at Montedison-Compart, and head of the accounting, finance, and control department of Montecatini. He has also held positions in finance and operations in various affiliates of Mobil Oil Corporation in Italy and Europe.

Independent: yes

Other principal external appointments: Director of ENDESA SA since June 2009; Director of AON Corporation since January 2008; Director of Italian Institute of Technology since October 2011; President of Eurelectric since June 2011.

Committee membership: Member of the Board Audit Committee since September 2006.

7. That Bob Diamond be re-elected a Director of the Company

Skills and Experience: Bob became Chief Executive on 1 January 2011, having previously held the position of President of Barclays PLC and Chief Executive of Corporate & Investment Banking and Wealth Management, comprising Barclays Capital, Barclays Corporate and Barclays Wealth. Bob became an executive Director in June 2005 and has been a member of the Barclays Executive Committee since September 1997. Bob has a wealth of industry knowledge, with over 30 years of experience in the banking industry. Before joining Barclays, Bob was Vice Chairman and Head of Global Fixed Income and Foreign Exchange at CS First Boston, where he was also a member of the Executive Board and Operating Committee. Prior to this, Bob worked at Morgan Stanley International as Managing Director and Head of Fixed Income Trading, spending 13 years with the firm.

Other principal external appointments: Non-executive Director of BlackRock, Inc.; Chairman, Board of Trustees of Colby College, Waterville, Maine; Chairman, Old Vic Productions, Plc; Trustee, The Mayor’s Fund for London; Member of the Advisory Board, Judge Business School at Cambridge University; Member of International Advisory Board, British-American Business Council; Life Member of The Council on Foreign Relations; Member of The International Advisory Board, The Atlantic Council; Director, Imperial War Museum Foundation.

8. That Simon Fraser be re-elected a Director of the Company

Skills and Experience: Simon joined the Board in March 2009 as a non-executive Director. Simon has extensive experience of the fund management industry, having started his career at Fidelity International, where he spent 27 years. During this time, Simon was President of the Investment Solutions Group and President of the Retirement Institute. Simon held a number of other positions during his time at Fidelity International, including President, European & UK Institutional Business, Global Chief Investment Officer, Chief Investment Officer for Asia Pacific and Chief Investment Officer of the European Investment Group.

Independent: yes

Other principal external appointments: Director of Fidelity European Values PLC since July 2002; Director of Fidelity Japanese Values PLC since May 2000; Chairman of The Merchants Trust PLC since May 2010; Chairman of Foreign & Colonial Investment Trust PLC since May 2010; Non-executive Director of Ashmore Group Plc since February 2012.

Committee membership: Member of the Board Audit Committee since May 2009; Member of the Board Remuneration Committee since May 2009.

9. That Reuben Jeffery III be re-elected a Director of the Company

Skills and Experience: Reuben joined the Board in July 2009 as a non-executive Director. Having held high profile roles in both the public and private financial services sectors, Reuben has been CEO of Rockefeller & Co., Inc. since 2010 and has a broad range of banking and government experience. Reuben is a Senior Adviser at the Center for Strategic & International Studies in Washington, D.C., having previously served in the US government as Under Secretary of State for Economic, Energy and Agricultural Affairs (2007- 2009). Prior to this, Reuben was the Chairman of the Commodity Futures Trading Commission. Reuben has a strong investment banking background, having spent eighteen years at Goldman, Sachs & Co. between 1983-2001, where he was managing partner of Goldman Sachs in Paris and led the firm’s European Financial Institutions Group in London. Prior to joining Goldman Sachs, Reuben was a lawyer with the New York firm of Davis Polk & Wardwell.

Independent: yes

Other principal external appointments: Member of the Advisory Board of the International Advisory Council of the China Securities Regulatory Commission; Member of the Advisory Board of TASC Inc.; Member of the Advisory Board of TowerBrook Capital Partners LP.

Committee membership: Member of the Board Risk Committee since January 2010.

Fulvio Conti Non-executive Director Resolution: 6	Bob Diamond Chief Executive Resolution: 7	Simon Fraser Non-executive Director Resolution: 8

04	Barclays PLC Notice of AGM 2012	www.barclays.com/annualreport
Notice of AGM continued

10. That Sir Andrew Likierman be re-elected a Director of the Company

Skills and Experience: Sir Andrew joined the Board in September 2004 as a non-executive Director. Sir Andrew has wide ranging experience within both public and private sectors and academia. He is currently Dean of the London Business School and Chairman of the National Audit Office. Sir Andrew has held a number of high-profile roles, including 10 years spent as Managing Director, Financial Management, Reporting and Audit and Head of the Government Accountancy Service at HM Treasury. Sir Andrew also has a wealth of non-executive experience that includes serving as a non-executive Director of the Bank of England. In his professional capacity, Sir Andrew has held the presidency of the Chartered Institute of Management Accountants, served as a member of the Financial Reporting Council for several years and was a member of the Cadbury Committee on UK Corporate Governance.

Independent: yes

Other principal external appointments: Trustee of the Institute for Government since September 2008; Chairman of Applied Intellectual Capital Inc. (2006-2008); Non-executive Director of the Bank of England (2004-2008); Non-executive Director and Vice-Chairman of the Tavistock and Portman NHS Trust (2004-2008).

Committee membership: Member of the Board Audit Committee since September 2004; Member of the Board Risk Committee since September 2004.

11. That Chris Lucas be re-elected a Director of the Company

Skills and Experience: Chris was appointed Group Finance Director and became a member of the Executive Committee in April 2007. Chris is responsible for a number of Group functions including Finance, Investor Relations, Treasury, Tax, Corporate Development and Corporate Secretariat. Chris joined Barclays from PricewaterhouseCoopers LLP, where he was UK Head of Financial Services and Global Head of Banking and Capital Markets. Chris has an extensive finance and accounting background, having spent most of his career working across financial services, including three years in New York as Head of the US Banking Audit Practice of PricewaterhouseCoopers LLP. He was Global Relationship Partner for Barclays for the 1999–2004 financial years and subsequently held similar roles for other global financial services organisations.

12. That Dambisa Moyo be re-elected a Director of the Company

Skills and Experience: Dambisa joined the Board in May 2010 as a non-executive Director. Dambisa is an international economist and commentator on the global economy, with a background in financial services. Dambisa worked for the World Bank from 1993 to 1995. After completing a PhD in Economics, she worked for Goldman Sachs for eight years until November 2008 in the debt capital markets, hedge funds coverage and global macroeconomics teams.

Independent: yes

Other principal external appointments: Non-executive Director of SABMiller PLC since June 2009; Non-executive Director of Lundin Petroleum AB (publ) since May 2009; Non-executive Director of Barrick Gold Corporation since April 2011.

Committee membership: Member of the Board Risk Committee since October 2010; Member of the Board Citizenship Committee since August 2011.

13. That Sir Michael Rake be re-elected a Director of the Company

Skills and Experience: Sir Michael joined the Board in January 2008 as a non-executive Director and was appointed Senior Independent Director in October 2011. Sir Michael has significant non-executive experience, both as a chairman and board member of listed companies. With over 30 years spent with KPMG, Sir Michael has substantial financial and business experience gained in Continental Europe and the Middle East. He was Senior Partner of the UK firm from 1998-2000 and Chairman of KPMG International from 2002-2007.

Independent: yes

Other principal external appointments: Chairman of BT Group plc since 2007; Chairman of easyJet Plc since January 2010 (Deputy Chairman June 2009 – December 2009); Director of the Financial Reporting Council (2007-2011); Director of the McGraw-Hill Companies since 2007; Chairman of the UK Commission for Employment and Skills (2007-2010); Chairman of Business in the Community (2004-2007).

Committee membership: Chairman of the Board Audit Committee since March 2009 (member since January 2008); Member of the Board Risk Committee since May 2009; Member of the Board Corporate Governance and Nominations Committee since May 2009.

14. That Sir John Sunderland be re-elected a Director of the Company

Skills and Experience: Sir John joined the Board in June 2005 as a non-executive Director. Sir John has extensive business experience and knowledge, having spent forty years with Cadbury Schweppes PLC, where he became Chief Executive in 1996 and subsequently Chairman in 2003. Sir John has significant experience as a director of UK listed companies and has also held a number of presidencies of trade and professional bodies, including the Confederation of British Industry and the Chartered Management Institute.

Independent: yes

Other principal external appointments: Chairman of Merlin Entertainments Limited since December 2009; Director of the Financial Reporting Council until 2011; Adviser to CVC Capital Partners; Governor of Reading University; Chancellor of Aston University; Deputy President of the Chartered Management Institute until 2009 (President 2007-2008); Deputy President of the CBI until June 2008 (former member and President).

Directors standing for re-election continued

Reuben Jeffery III Non-executive Director Resolution: 9	Sir Andrew Likierman Non-executive Director Resolution: 10	Chris Lucas Group Finance Director Resolution: 11

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Committee membership: Member of the Board Corporate Governance and Nominations Committee since September 2006; Member of the Board Remuneration Committee since July 2005; Member of the Board Citizenship Committee since August 2011.

Reappointment of Auditors

15. That PricewaterhouseCoopers LLP, Chartered Accountants and Statutory Auditors, be reappointed as auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting at which accounts are laid before the Company.

The Act requires that auditors are reappointed at each AGM at which accounts are presented. The Board, on the unanimous recommendation of the Board Audit Committee, which has evaluated the effectiveness and independence of the Company’s external auditors, is proposing the reappointment of PricewaterhouseCoopers LLP.

Auditors’ Remuneration

16. That the Directors be authorised to set the remuneration of the auditors.

We may set the remuneration of the auditors if authorised to do so by the shareholders. This resolution seeks that authority. Details of the remuneration paid to our external auditors for 2011 and details of how we monitor the effectiveness and independence of our external auditors may be found in the 2011 Annual Report.

Political Donations

17. That, in accordance with section 366 of the Companies Act 2006 (the ‘Act’) the Company and any company which, at any time during the period for which this resolution has effect, is a subsidiary of the Company, be and are hereby authorised to:

(a) make political donations to political organisations not exceeding £25,000 in total; and

(b) incur political expenditure not exceeding £100,000 in total, in each case during the period commencing on the date of this resolution and ending on the date of the Annual General Meeting of the Company to be held in 2013 or on 30 June 2013, whichever is the earlier, provided that the maximum amounts referred to in (a) and (b) may consist of sums in any currency converted into Sterling at such rate as the Board may in its absolute discretion determine. For the purposes of this resolution, the terms ‘political donations’, ‘political organisations’ and ‘political expenditure’ shall have the meanings given to them in sections 363 to 365 of the Act.

Barclays does not give any money for political purposes in the UK nor does it make any donations to EU political organisations or incur EU political expenditure. However, the definitions of political donations and political expenditure used in the Act are very wide. As a result, they may cover activities that form part of relationships that are an accepted part of engaging with our stakeholders to ensure that issues and concerns affecting our operations are considered and addressed, but which would not be considered as political donations or political expenditure in the layman’s sense. The activities referred to above are not designed to support any political party nor to influence public support for any political party. The authority we are requesting is similar to that given by shareholders at the AGM in 2011 and is a precautionary measure to ensure that the Group does not inadvertently breach the Act.

Authority to Allot Securities

18. That, in substitution for all existing authorities, the Directors be and are hereby generally and unconditionally authorised pursuant to section 551 of the Act to exercise all the powers of the Company to:

(a) allot shares (as defined in section 540 of the Act) in the Company or grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £1,056,812,142, $77,500,000, €40,000,000 and ¥4,000,000,000; and

(b) allot equity securities (as defined in section 560 of the Act) up to an aggregate nominal amount of £2,033,624,284 (such amount to be reduced by the aggregate nominal amount of ordinary shares allotted or rights to subscribe for or to convert any securities into ordinary shares in the Company granted under paragraph (a) of this resolution 18) in connection with an offer by way of a rights issue:

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii) to holders of other equity securities (as defined in section 560 of the Act) as required by the rights of those securities, or subject to such rights, as the Directors otherwise consider necessary, and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, such authorities to apply (unless previously renewed, varied or revoked by the Company in General Meeting) for the period expiring at the end of the AGM of the Company to be held in 2013 or until the close of business on 30 June 2013, whichever is the earlier but, in each case, so that the Company may make offers and enter into agreements before the authority expires which would, or might require shares to be allotted or rights to subscribe for or to convert any security into shares to be granted after the authority expires and the Directors may allot shares or grant such rights under any such offer or agreement as if the authority had not expired.

Dambisa Moyo Non-executive Director Resolution: 12	Sir Michael Rake Non-executive Director Resolution: 13	Sir John Sunderland Non-executive Director Resolution: 14

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Notice of AGM continued

Resolution 18 is divided into two parts which, in total, will give us authority to allot all of the preference shares (denominated in Sterling and other currencies) that were created in 2008 and, in certain circumstances (explained below), up to an amount approximately equal to two-thirds of the Company’s current issued ordinary share capital (excluding shares held in treasury). As at 2 March 2012, the Company did not hold any treasury shares.

Paragraph (a) of the resolution will give us a general authority to allot all of the unissued preference shares in the Company and up to a maximum aggregate nominal amount of £1,016,812,142 of ordinary shares, being equivalent to one-third of the Company’s issued ordinary share capital as at 2 March 2012.

Paragraph (b) of the resolution will give authority to us to allot up to a further one-third of the current issued ordinary share capital, provided that the allotment is made in connection with a rights issue (an offer made to existing holders allowing them to purchase securities in proportion to their existing holding) in favour of holders of equity securities (which would include ordinary shareholders).

The amount in paragraph (b) would be reduced by the nominal amount of ordinary shares already issued or assigned under the authority conferred by paragraph (a) of this resolution, so that we would not have the power to issue in total more than two-thirds of the current issued ordinary share capital.

The resolution is in line with guidance issued by the Association of British Insurers (ABI). We have no current plans to make use of this authority but wish to ensure that the Company has maximum flexibility in managing the Group’s capital resources. We seek annual renewal of this authority in accordance with best practice.

This authority would remain in force until the end of the AGM in 2013 or the close of business on 30 June 2013, whichever is the earlier. Where the additional authority described in paragraph (b) of this resolution is used, all Directors would be required to stand for re-election at the next AGM.

Authority to Allot Equity Securities for Cash other than on a Pro-rata Basis to Shareholders or to Sell Treasury Shares

19. That, in substitution for all existing powers, and subject to the passing of resolution 18, the Directors be generally empowered pursuant to section 570 of the Act to allot equity securities (as defined in section 560 of the Act) for cash, pursuant to the authority granted by resolution 18 and/or where the allotment constitutes an allotment of equity securities by virtue of section 560(3) of the Act, in each case free of the restriction in section 561 of the Act, such power to be limited:

(a) to the allotment of equity securities in connection with an offer of equity securities (but in the case of an allotment pursuant to the authority granted by paragraph (b) of resolution 18, such power shall be limited to the allotment of equity securities in connection with an offer by way of a rights issue only):

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii) to holders of other equity securities (as defined in section 560 of the Act), as required by the rights of those securities or, subject to such rights, as the Directors otherwise consider necessary, and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(b) to the allotment of equity securities, pursuant to the authority granted by paragraph (a) of resolution 18 and/or an allotment which constitutes an allotment of equity securities by virtue of section 560(3) of the Act (in each case otherwise than in the circumstances set out in paragraph (a) of this resolution) up to a nominal amount of £152,521,821 representing no more than 5% of the issued ordinary share capital as at 2 March 2012; compliance with that limit shall be calculated, in the case of equity securities, into ordinary shares (as defined in section 560 of the Act) by reference to the aggregate nominal amount of relevant shares which may be allotted pursuant to such rights, such power to apply (unless previously renewed, varied or revoked by the Company in General Meeting) until the end of the Company’s next AGM after this resolution is passed (or, if earlier, until the close of business on 30 June 2013) but so that the Company may make offers and enter into agreements before the power expires which would, or might, require equity securities to be allotted after the power expires and the Directors may allot equity securities under any such offer or agreement as if the power had not expired.

If we allot new equity securities or sell treasury shares for cash (other than in connection with an employees’ share scheme), we are required by the Act to first offer the securities to existing shareholders in proportion to their existing holdings (known as pre-emption rights) but we may seek shareholder approval to disapply pre-emption rights or issue equity securities on a non-pre-emptive basis.

The effect of this resolution is to renew the authority given to us in previous years to allot equity securities (which for these purposes includes the sale of treasury shares) on a non-pre-emptive basis to ordinary shareholders by way of a rights issue, for example where legal or practical difficulties in jurisdictions outside the UK may prevent the allocation of shares on a pro-rata basis. It would also allow us to allot a limited number of equity securities for cash (up to approximately 5% of the current issued ordinary share capital) without first offering them to existing shareholders.

This authority would remain in force until the end of the AGM in 2013 or the close of business on 30 June 2013, whichever is the earlier.

We seek annual renewal of this authority in accordance with best practice. We have no current plans to make use of this authority but wish to ensure that the Company has maximum flexibility in managing the Group’s capital resources. The Company does not intend to issue more than 7.5% of its issued ordinary share capital on a non-pre-emptive basis in any three year period.

Purchase of own Shares

20. That the Company be generally and unconditionally authorised for the purposes of section 701 of the Act to make market purchases (within the meaning of section 693 of the Act) on the London Stock Exchange of up to an aggregate of 1,220,174,570 ordinary shares of 25p each in its capital, and may hold such shares as treasury shares, provided that:

(a) the minimum price (exclusive of expenses) which may be paid for each ordinary share is not less than 25p;

(b) the maximum price (exclusive of expenses) which may be paid for each ordinary share shall not be more than the higher of (i) 105% of the average of the market values of the ordinary shares (as derived from the Daily Official List of the London Stock Exchange) for the five business days immediately preceding the date on which the purchase is made and (ii) that stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation (EC 2273/2003); and

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(c) unless previously renewed, varied or revoked by the Company in General Meeting, the authority conferred by this resolution shall expire at the end of the AGM of the Company to be held in 2013 or the close of business on 30 June 2013, whichever is the earlier (except in relation to any purchase of shares the contract for which was concluded before such date and which would or might be executed wholly or partly after such date).

This resolution would enable the Company to buy back its own ordinary shares in the market. We consider it desirable to have the general authority to do this in order to provide maximum flexibility in the management of the Group’s capital resources. However, we would only use the authority if we were satisfied at the time that to do so would be in the interests of shareholders and would lead to an increase in the Group’s earnings per share.

The authority would be restricted to a maximum of 1,220,174,570 ordinary shares. This is less than 10% of the issued share capital as at 2 March 2012.

Should we decide to purchase some of the Company’s own shares, existing rights to subscribe for shares would represent a marginally increased proportion of the current issued share capital. Details are as follows:

–	The total number of ordinary shares that may be issued on the exercise of outstanding options as at 2 March 2012 was 150,992,335, which represented approximately 1.24% of the issued share capital at that date. As at 2 March 2012, there were 379,218,809 warrants over ordinary shares outstanding, which represented 3.11% of the issued share capital of the Company at that date.

–	If the Company were to purchase shares up to the maximum permitted by this resolution, the proportion of ordinary shares subject to outstanding options would represent approximately 1.37% of the issued share capital as at 2 March 2012 and the proportion of ordinary shares to be issued on exercise of the warrants would represent 3.45%.

–	Under the Act, the Company may hold any shares bought back in treasury, which may then either be sold for cash, transferred for the purposes of an employees’ share scheme (subject, if necessary, to approval by shareholders at a General Meeting) or cancelled. The Company therefore has the choice of either cancelling or holding in treasury any of its shares which it purchases. If the Company buys any of its shares under the authority given by this resolution, we will decide at the time of purchase whether to cancel them immediately or to hold them in treasury. In relation to treasury shares, we would also have regard to any investor guidelines in relation to the purchase of shares intended to be held in treasury or in relation to their holding or resale which may be in force at the time of any such purchase, holding or resale.

General Meetings

21. That the Directors be and are hereby authorised to call general meetings (other than an AGM) on not less than 14 clear days’ notice, such authority to expire at the end of the AGM of the Company to be held in 2013 or the close of business on 30 June 2013, whichever is the earlier.

The Act requires listed companies to call general meetings on at least 21 clear days’ notice unless shareholders have approved the calling of general meetings at shorter notice. Barclays wishes to retain the option of calling general meetings, other than an AGM, on 14 clear days’ notice and the effect of this resolution is to continue to give the Directors the power to call general meetings on a notice period of not less than 14 clear days. However, as Barclays has a global shareholder base, in practice, we would always aim to give a longer notice period to ensure overseas shareholders in particular are able to participate fully. The 14 day notice period would therefore only be used in exceptional circumstances where the flexibility is merited by the business of the meeting and is thought to be to the advantage of shareholders as a whole. The resolution is valid up to the end of the next AGM or the close of business on 30 June 2013, whichever is the earlier, and it is our intention to renew the authority at each AGM. The Company offers the facility for all shareholders to vote by electronic means. This is accessible to all shareholders and would be available if the Company was to call meetings on 14 clear days’ notice. The Company also provides the ability to appoint proxies electronically through CREST and shareholders can vote online at www.barclays.com/investorrelations/vote.

By order of the Board

Lawrence Dickinson

Company Secretary

6 March 2012

1 Churchill Place

London E14 5HP

Registered in England, Company No. 48839

08	Barclays PLC Notice of AGM 2012	www.barclays.com/annualreport
Notice of AGM continued

Notes

a.	Entitlements under CREST

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 the Company specifies that only those holders of shares registered in the register of members at 6.00pm on Wednesday 25 April 2012 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after 6.00pm on Wednesday 25 April 2012 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

b.	Appointing a proxy

A shareholder who is entitled to attend, speak and vote at the meeting is entitled to appoint one or more people (called proxies) to attend, speak and vote on his/her behalf. They need not be Barclays shareholders. If more than one proxy is appointed, each proxy must be appointed to exercise the rights attached to different shares. A proxy will have the same number of votes on a show of hands as if the member who appointed the proxy was at the meeting.

c.	Corporate representatives

A corporate shareholder can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a member provided that no more than one corporate representative exercises powers over the same share.

d.	Persons nominated by shareholders

The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from the Company in accordance with section 146 of the Act (‘nominated persons’). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.

e.	Documents available for inspection

The following documents, which are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excluded) at the Company’s registered office, 1 Churchill Place, London E14 5HP, will also be available for inspection at the Royal Festival Hall from 10.30am on Friday 27 April 2012 until the end of the meeting: (i) copies of the executive Directors’ service contracts; and (ii) copies of the non-executive Directors’ letters of appointment.

f.	Total shares and voting rights

As at 2 March 2012 (being the latest practicable date before publication of this document) the Company’s issued share capital comprised 12,201,745,704 ordinary shares of 25 pence each. Each ordinary share carries the right to vote at a general meeting of the Company and, therefore, the total number of voting rights in the Company as at 2 March 2012 was 12,201,745,704.

g.	Shareholder information

A copy of this Notice of AGM and other information required by section 311A of the Act can be found at www.barclays.com/investorrelations.

h.	Shareholder right to ask a question

Any shareholder attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (ii) the answer has already been given on a website in the form of an answer to a question, or (iii) it is undesirable in the interests of the Company or good order of the meeting that the question be answered.

i.	Members’ statement of audit concerns

Section 527 of the Act allows shareholders who meet the threshold requirements of that section to require the Company to publish a statement on its website setting out any matter relating to: (i) the audit of the accounts to be laid at the meeting (including the auditor’s report and the conduct of the audit); or (ii) any circumstances connected with the auditor ceasing to hold office since the last meeting at which annual accounts and reports were laid in accordance with section 437 of the Act. This is known as a ‘members’ statement of audit concerns’. If such a request is received, the Company cannot require those shareholders requesting publication of the statement to meet its costs of complying with that request. The Company must also forward a copy of the statement to the auditor at the same time that it makes it available on the website. Where a members’ statement of audit concerns is received it will be included in the business of the meeting at which the accounts are laid.

j.	Electronic communication

You may not use any electronic address provided in either this Notice of AGM or any related documents (including the Proxy Form) to communicate with the Company for any purposes other than those expressly stated.

Barclays PLC Notice of AGM 2012	www.barclays.com/annualreport	09
Questions and Answers

Voting arrangements

Who is entitled to vote?

Shareholders who want to attend, speak and vote at the AGM must be entered on the Company’s register of members by no later than 6.00pm on Wednesday 25 April 2012. This time will still apply for the purpose of determining who is entitled to attend and vote if the AGM is adjourned from the scheduled time by 48 hours or less. If the AGM is adjourned for longer, members who wish to attend and vote must be on the Company’s register of members by 6.00pm two days before the time fixed for the adjourned AGM.

How do I vote?

There are four ways in which you can vote:

–	You can vote in person at the AGM;

–	You can appoint a proxy online to vote on your behalf on our website at www.barclays.com/investorrelations/vote. You will need your Voting ID, Task ID and Shareholder or Sharestore Reference Number, which are shown on the Proxy Form enclosed. A proxy appointment made electronically will not be valid if sent to any address other than those provided or if received after 11.00am on Wednesday 25 April 2012;

–	You can sign the enclosed Proxy Form appointing the Chairman or another person to vote for you; or

–	If you are a CREST member, you may choose to use the CREST electronic proxy appointment service in accordance with the procedures set out in the explanatory notes on the Proxy Form.

If you vote by Proxy Form, you should return your form to The Registrar in the enclosed pre-paid envelope so that it is received by no later than 11.00am on Wednesday 25 April 2012. You will find details below of how to withdraw your proxy if you change your mind.

Voting on resolutions at the AGM will be by poll. This means that you will be asked to complete a Poll Card if you attend in person. We believe that a poll is the best way of representing the views of as many shareholders as possible in the voting process.

What if I plan to attend the AGM and vote in person?

If you want to vote in person at the AGM there is no need to complete the Proxy Form. Attached to the Proxy Form is a Poll Card for use by those attending the AGM. You should bring the Poll Card with you to the meeting.

If my shares are held in Barclays Sharestore how do I vote?

All Sharestore members can elect to attend, speak and vote at the AGM. If you are a Sharestore member and do not want to attend but do want to vote, you must return the enclosed Proxy Form so that Equiniti Corporate Nominees Limited can appoint whichever person you name on the Proxy Form to attend and vote on your behalf. If you return the Proxy Form but do not insert the name of your proxy then the Chairman of the meeting will vote on your behalf. Alternatively, you can appoint a proxy to vote on your behalf on our website at www.barclays.com/investorrelations/vote. To be valid, proxy appointments must be received no later than 11.00am on Wednesday 25 April 2012.

I have been nominated by a shareholder to enjoy information rights, can I vote?

No. If you are not a shareholder you do not have a right to vote or to appoint a proxy. However, the agreement that you have with the person who nominated you to enjoy information rights may give you the right to be appointed as their proxy, or to have someone else appointed as a proxy for the AGM and to attend, speak and vote on their behalf. If you have any questions you should contact the registered shareholder (the custodian or broker) who looks after your investment on your behalf.

How will my shares be voted if I appoint a proxy?

The person you name on your Proxy Form must vote in accordance with your instructions. If you do not give them any instructions, a proxy may vote or not vote as he or she sees fit on any business of the AGM. Please see the explanatory notes on the reverse of the Proxy Form.

Can I appoint anyone to be a proxy?

Yes. You can appoint your own choice of proxy or you can appoint the Chairman as your proxy. Your proxy does not need to be a Barclays shareholder.

Can I appoint more than one proxy?

Yes. You may appoint more than one proxy, provided that each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to the same share. To appoint more than one proxy you should photocopy the Proxy Form and indicate in the box that this is one of multiple instructions.

Can I change my mind once I have appointed a proxy?

Yes. If you change your mind, you can send a written statement to that effect to The Registrar. The statement must arrive with The Registrar by 11.00am on Wednesday 25 April 2012, or you should bring it along to the AGM.

How will the votes be counted?

Each of the resolutions set out in the Notice of AGM will be voted upon on a poll. The passing of resolutions 1 to 18 are determined by a majority of votes. Resolutions 19 to 21 are being proposed as special resolutions and will therefore require a 75% majority of the votes cast for them to be passed. Our Registrar counts the proxy votes received before the AGM and then counts the votes cast at the AGM. An independent third party, Electoral Reform Services, has been appointed by Barclays to monitor the shareholder voting process.

When will the results of the voting be declared?

The preliminary results of voting on the resolutions to be proposed at the AGM will be displayed in the meeting room shortly after the AGM. The final results will be announced to the London Stock Exchange and will appear on our website at www.barclays.com/investorrelations.

10	Barclays PLC Notice of AGM 2012	www.barclays.com/annualreport
Questions and Answers Continued

Corporate Shareholders

I am a corporate shareholder—what do I need to do to attend the AGM?

Representatives of shareholders that are corporations will have to produce evidence of their proper appointment when attending the AGM. Please contact our Registrar if you need further guidance on this.

Questions

Can I ask a question at the AGM?

Yes, however, questions should only be asked on the specific business of the AGM. If you would like to ask a question at the AGM, you can register your question at the Question Registration Point before the AGM starts. You can also register your question once the AGM has started.

Shareholders who are unable to attend the meeting still have the opportunity to submit a question to the Board by writing to Shareholder Relations at Barclays PLC, 1 Churchill Place, London E14 5HP or emailing privateshareholderrelations@barclays.com.

Please try to keep your questions short and relevant to the business of the AGM. We want all shareholders to have the opportunity to ask questions.

Can I ask a question about customer issues?

If you would like to ask a question about a personal customer matter at the AGM you should go to the Customer Relations Point in the Exhibition Area. This is staffed by Senior Customer Relations personnel. All unanswered questions raised will be reviewed by the Chairman after the AGM and a reply will be sent out within 14 days.

Can I ask a question about my personal shareholding?

If you would like to ask a question about your personal shareholding you should go to the Shareholder Enquiry Point in the Exhibition Area. This is staffed by The Registrar and Barclays Stockbrokers and will be open both before and after the AGM.

Shareholders with special needs

I am hard of hearing/sight, do you provide any documents for people with disabilities?

Copies of this Notice are available in large print, Braille or on CD-ROM. If you would like a copy in any of these forms, please contact The Registrar to Barclays.

General Questions

If you have any further questions about the AGM or your shareholding, please contact The Registrar to Barclays on 0871 384 2055* from the UK or on +44 121 415 7004 from overseas or by email at questions@share-registers.co.uk.

* Calls to this number are charged at 8p per minute if using a BT landline. Call charges may vary if using other telephone providers. Lines are open from 8.30am to 5.30pm, Monday to Friday.

Barclays PLC Notice of AGM 2012	www.barclays.com/annualreport	11
Additional information for shareholders attending the Annual General Meeting

The AGM will be held at the

Royal Festival Hall, Southbank Centre, Belvedere Road, London SE1 8XX

A map showing the location of the venue can be found below or you can find more information at

www.southbankcentre.co.uk/visiting-us/royal-festival-hall.

Date: Friday 27 April 2012

Time:The AGM will start promptly at 11.00am.

You should allow 15 to 20 minutes for security and registration formalities.

AGM schedule

10.00am

Registration desks open.

Tea and coffee available.

Q&A registration opens.

11.00am

The AGM starts in the Meeting Room.

1.00pm (approximately)

Light refreshments available.

The results of the polls are expected to be released to the London Stock Exchange on Friday 27 April 2012.

Security

For safety reasons, security checks will be carried out on entry to the Royal Festival Hall. Please note that you will be asked to leave large bags in the cloakroom and small bags may be searched. Cameras, video recorders or tape recorders should not be used during the AGM. Mobile phones and other electronic communication devices should be turned off.

Cloakroom facilities

Cloakroom facilities will be available in the registration area.

Registration

Attendance Cards should be presented to The Registrar’s staff who will be available as you arrive at the venue. Corporate representatives, proxies and guests and Barclays Stockbrokers clients should register at the registration desks, which will be clearly signposted.

Persons with special needs

The Royal Festival Hall is easily accessible by wheelchair users and has lift access. Barclays staff will be on hand to guide you to the lifts.

Speech to text and hearing induction loop facilities will be available at the AGM. The AGM will also be signed.

An audio CD containing extracts from the 2011 Annual Review is available, free of charge, either on request in writing from The Registrar or at the AGM.

First aid

First aid facilities will be available. Please approach any member of Barclays staff.

Refreshments

Tea and coffee will be available before the AGM. After the business of the AGM has been concluded, light refreshments will be available.

Travelling to the AGM

The nearest tube stations are Waterloo on the Bakerloo, Northern, Jubilee and Waterloo & City lines, Embankment on the District and Circle lines and Charing Cross on the Northern and Bakerloo lines. The nearest overground train stations are Waterloo and Charing Cross. Buses stop on Waterloo Bridge, York Road, Belvedere Road and Stamford Street.

12	Barclays PLC Notice of AGM 2012	www.barclays.com/annualreport

Go online

Further information on our Annual Report

www.barclays.com/annualreport

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Barclays PLC Proxy Form for the Annual General Meeting	To be held at the Royal Festival Hall, Southbank Centre, Belvedere Road, London SE1 8XX on Friday, 27 April 2012 at 11.00am

+	Voting ID:	Task ID:	Shareholder Reference Number:	+

You can vote your Barclays shares by completing and sending this form back in the enclosed pre-paid envelope, or you can vote online at www.barclays.com/investorrelations/vote. Before completing this form, please read the explanatory notes on the back of the form.

I/We hereby appoint the Chairman of the meeting, or	as my/our proxy to attend and
vote on my/our behalf at the Annual General Meeting (AGM) of Barclays PLC (the Company) to be held on Friday, 27 April 2012 and at any adjournment of that meeting.

Resolutions

The full wording of the resolutions and brief biographical details of all Directors standing for re-election at the 2012 AGM are in the Notice of Annual General Meeting which has been sent to you with this form. Please write an X in the For, Against or Vote Withheld box for each resolution below. If you do not complete the boxes below, the person you appoint as proxy can decide whether, and how, he or she votes in relation to any matter which is properly put before the meeting.

		For	Against	Vote Withheld			For	Against	Vote Withheld

1.	To receive the Reports of the Directors and Auditors and the audited accounts for the year ended 31 December 2011.				12.	To re-elect Dambisa Moyo as a Director of the Company.
Important: fold along this line

2.	To approve the Remuneration Report for the year ended 31 December 2011.				13.	To re-elect Sir Michael Rake as a Director of the Company.

3.	To re-elect Marcus Agius as a Director of the Company.				14.	To re-elect Sir John Sunderland as a Director of the Company.

4.	To re-elect David Booth as a Director of the Company.				15.	To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company.

5.	To re-elect Alison Carnwath as a Director of the Company.				16.	To authorise the Directors to set the remuneration of the Auditors.

6.	To re-elect Fulvio Conti as a Director of the Company.				17.	To authorise the Company and its subsidiaries to make political donations and incur political expenditure.

7.	To re-elect Bob Diamond as a Director of the Company.				18.	To authorise the Directors to allot securities.

8.	To re-elect Simon Fraser as a Director of the Company.				19.	To authorise the Directors to allot equity securities for cash other than on a pro rata basis to shareholders or to sell treasury shares.

9.	To re-elect Reuben Jeffery III as a Director of the Company.				20.	To authorise the Company to purchase its own shares.

10.	To re-elect Sir Andrew Likierman as a Director of the Company.				21.	To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days’ notice.

11.	To re-elect Chris Lucas as a Director of the Company.

	Please indicate with an X if this Proxy Form is one of multiple instructions being given. Please refer to note 4 overleaf.

Signature(s)	Date

Please complete and return this Proxy Form in the enclosed pre-paid envelope so that it is received by The Registrar to Barclays no later than 11.00am on Wednesday, 25 April 2012.

+		+
2 6 7 4 – 0 7 9 – S

Barclays PLC Attendance Card	Information for shareholders attending the 2012 AGM
The AGM will be held at the Royal Festival Hall, Southbank Centre, Belvedere Road, London SE1 8XX on Friday, 27 April 2012 at 11.00am

If you plan to attend the AGM, please bring this card with you. This card will allow you entry to the meeting with a minimum of formality. You will be given full instructions on what to do with this card at the appropriate time during the meeting.

Travelling to the AGM	How to find the Royal Festival Hall

The nearest tube stations are Waterloo on the Bakerloo, Northern, Jubilee and Waterloo & City lines, Embankment on the District and Circle lines and Charing Cross on the Northern and Bakerloo lines. The nearest overground train stations are Waterloo and Charing Cross. Buses stop on Waterloo Bridge, York Road, Belvedere Road and Stamford Street.

How to ask a question

If you intend to ask a question relating to the business of the meeting You should register your question at the Question Registration Point in the Exhibition Area before the meeting starts. There is also provision to register your question once the meeting has started.

If you would like to ask a question about a personal customer matter You should go to the Customer Relations Point in the Exhibition Area. This is staffed by Senior Customer Relations personnel who will be available before, during and after the meeting. All questions raised will be reviewed personally by the Chairman following the meeting and a reply will be sent out to you within 14 days.

Why not log on to Barclays e-view and see the benefits?

Win £200
If you join Barclays e-view before 4 May 2012, you can enter our free prize draw to win one of five £200 cash prizes!	To join Barclays e-view, please follow these 3 easy steps:

An increasing number of shareholders choose to receive their Barclays communications electronically and are discovering the convenience of using the internet and email to find out about their shareholding and Barclays.

	Step 1	Go to www.eviewsignup.co.uk
Barclays e-view is an easy and convenient way to access your shareholding details and check your share sales, purchases and transfers.	Step 2	Register for electronic communications by following the instructions on screen.
You will also receive important shareholder information directly by email, such as the Annual Review, voting information for General Meetings and your dividend tax voucher.	Step 3	You will be sent an access number in the post the next working day.
If you have any questions, please contact The Registrar to Barclays.

Barclays PLC Poll card for the Annual General Meeting

This card should only be completed during the meeting

Holders of ordinary shares as well as proxies and authorised representatives of corporations are entitled to vote.

Please write an X in the For, Against or Vote Withheld box for each resolution below. If you wish to cast your votes partly for, partly vote withheld or partly against a resolution, you should write the number of votes cast For, Against or Vote Withheld in the appropriate box.

To be held at the Royal Festival Hall, Southbank Centre, Belvedere Road, London SE1 8XX on Friday, 27 April 2012 at 11.00am
Signature(s)

Date

Resolutions
		For	Against	Vote Withheld			For	Against	Vote Withheld
1.	To receive the Reports of the Directors and Auditors and the audited accounts for the year ended 31 December 2011.				12.	To re-elect Dambisa Moyo as a Director of the Company.
2.	To approve the Remuneration Report for the year ended 31 December 2011.				13.	To re-elect Sir Michael Rake as a Director of the Company.
3.	To re-elect Marcus Agius as a Director of the Company.				14	To re-elect Sir John Sunderland as a Director of the Company.
4.	To re-elect David Booth as a Director of the Company.				15.	To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company.
5.	To re-elect Alison Carnwath as a Director of the Company.				16.	To authorise the Directors to set the remuneration of the Auditors.
6.	To re-elect Fulvio Conti as a Director of the Company.				17.	To authorise the Company and its subsidiaries to make political donations and incur political expenditure.
7.	To re-elect Bob Diamond as a Director of the Company.				18.	To authorise the Directors to allot securities.
8.	To re-elect Simon Fraser as a Director of the Company.				19.	To authorise the Directors to allot equity securities for cash other than on a pro rata basis to shareholders or to sell treasury shares.
9.	To re-elect Reuben Jeffery III as a Director of the Company.				20.	To authorise the Company to purchase its own shares.
10.	To re-elect Sir Andrew Likierman as a Director of the Company.				21.	To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days’ notice.
11.	To re-elect Chris Lucas as a Director of the Company.

Prize draw terms and conditions
The prize is a cheque for £200		8.

We will contact the prize winners within five working days of the draw and ask them for the address to which we should send the prize. We will send out the prizes within 10 working days of receipt of the address. If a winner cannot be contacted within 28 days of the draw, another draw will take place to find an alternative winner from the remaining eligible entries.

1.	We, Barclays PLC, are promoting the prize draw.
2.	There will be five prize draws on Monday, 7 May 2012.
3.	The winners of the prizes will be the first five names drawn at random from all eligible entries.
4.	The draw will be supervised by an independent observer.	9.	We will be responsible for all costs of sending out the prizes to the winners.
5.

The prize draw is open to our private shareholders who are aged 18 or over, live in the United Kingdom and join e-view between Monday, 26 March 2012 and Friday, 4 May 2012 and elect to enter the prize draw, excluding anyone who is materially connected to the administration of the prize draw. Each shareholder will be entered into the prize draw once.

		10. 11.

We may publish the name and county of each winner, after the date of the final draw. We may ask each winner to allow us to publish a photograph of them.

If you enter the prize draw we will assume that you accept these terms and conditions.

6.	You do not need to buy further shares to be entered into the prize draw.	12.	Our decision is final and we will not respond to any questions or complaints about it.
7.	We will provide the name and county of each winner, and the name of the independent observer, to anyone who sends a stamped address envelope to: The Manager, Shareholder Relations, 1 Churchill Place, London E14 5HP, within 28 days after the date of the draw (Monday, 7 May 2012). The details will also be available on our website.	13.	We are not responsible for any injuries, loss or damage of any kind arising from or in connection with the prize draw unless, by law, we must accept responsibility.

Barclays PLC

Explanatory notes

1. Voting

If you want to attend and vote at the Barclays AGM, you must be entered on the Company’s register of members by no later than 6.00pm on Wednesday, 25 April 2012. This time will still apply for the purpose of deciding if you are entitled to attend and vote if the meeting is adjourned for less than 48 hours. If the meeting is adjourned for a longer time and you still want to attend and vote, you must be on the Barclays register of members by no later than 6.00pm two days before the time fixed for the adjourned meeting.

2. Vote online

You can appoint a proxy to vote your shares online at www.barclays.com/ investorrelations/vote. To log on you will need your Voting ID, Task ID and Shareholder Reference Number which are printed on the front of this form. Your votes must be registered by no later than 11.00am on Wednesday, 25 April 2012.

3. Proxy

You are entitled to attend, speak and vote at the AGM or you can appoint one or more people (called proxies) to attend, speak and vote on your behalf. A proxy need not be a Barclays shareholder but must attend the meeting in person.

Write the name of the person you have chosen as your proxy in the box on the Proxy Form unless you wish to appoint the Chairman of the meeting. If no name is inserted, the Chairman of the meeting will be authorised to vote on your behalf.

4. Multiple proxies

If more than one proxy is appointed, each proxy must be appointed to exercise the rights attached to different shares. Unless you complete the form to show how you want them to vote, your proxy or proxies can vote, or not vote, as they see fit, on any matter which is put before the meeting. To appoint more than one proxy, please photocopy the Proxy Form and indicate the number of shares that you are authorising them to act as your proxy for. Mark the box on the Proxy Form to show that you have appointed more than one proxy.

5. Revoking your proxy

If you complete the Proxy Form to appoint a proxy or proxies, this will not stop you from attending and voting at the meeting if you later find you are able to do so.

6. Authority and timing

To be valid, you must return this Proxy Form, together with a certified copy of the power of attorney or other authority (if any) under which it is executed, to The Registrar to Barclays, Aspect House, Spencer Road, Lancing, West Sussex BN99 6NA, United Kingdom, in the pre-paid envelope provided, so that it is received by no later than 11.00am on Wednesday, 25 April 2012.

7. Joint shareholders

The signature of any one of the joint holders will be enough to appoint either the Chairman or one or more proxies to attend, speak and vote at the meeting.

8. Vote Withheld

The ‘Vote Withheld’ option is given to enable you to abstain on any particular resolution. The ‘Vote Withheld’ is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

9. Corporate shareholders

If you are attending as a representative of a shareholder that is a corporation, you will need to show our Registrars evidence that you have been properly appointed as a corporate representative to gain entry to the AGM.

10. Euroclear electronic proxy appointment service (CREST)

If you are a user of the CREST system (including a CREST Personal Member), you may appoint one or more proxies or give an instruction to a proxy by having an appropriate CREST message transmitted. To be valid, the CREST message must be received by the receiving agent (ID RA19) no later than 11.00am on Wednesday, 25 April 2012. For this purpose the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the receiving agent is able to retrieve the message. After this time, changes of instructions to proxies appointed through CREST should be communicated to the proxy by other means. If you are a CREST personal member or other CREST sponsored member, you should contact your CREST sponsor for help with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST Manual (available via www.euroclear.com/CREST). The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5) (a) of the Uncertified Securities Regulations 2001.

Shareholder information
If you need help, contact The Registrar to Barclays
Telephone

The paper used throughout this document is produced from Elemental Chlorine Free (ECF) pulps. The wood for these is sourced from fully sustainable forests. Additionally, the manufacturing mill is certified to ISO 9002 Quality Assurance standard, the ISO 14001 Environmental Management standard, and registered with EMAS (the Eco-Management and Audit Scheme).

0871 384 2055* (in the UK)
+44 121 415 7004 (from overseas)
*Calls to this number are charged at 8p per minute if using a BT landline. Call charges may vary if using other telephone providers. Lines are open from 8.30am to 5.30pm, Monday to Friday.
Email questions@share-registers.co.uk
Postal address
The Registrar to Barclays Aspect House Spencer Road Lancing, West Sussex BN99 6DA
United Kingdom

Barclays PLC Sharestore Proxy Form for the Annual General Meeting	To be held at the
Royal Festival Hall, Southbank Centre,
Belvedere Road, London SE1 8XX on Friday, 27 April 2012 at 11.00am

+	Voting ID:	Task ID:	Shareholder Reference Number:	+

You can vote your Barclays shares by completing and sending this form back in the enclosed pre-paid envelope, or you can vote online at www.barclays.com/investorrelations/vote. Before completing this form, please read the explanatory notes on the back of the form.

I/We hereby instruct Equiniti Corporate Nominees Limited to appoint the Chairman of the meeting, or    to attend and vote on my/our behalf at the Annual General Meeting (AGM) of Barclays PLC (the Company) to be held on Friday, 27 April 2012 and at any adjournment of that meeting.

Resolutions

The full wording of the resolutions and brief biographical details of all Directors standing for re-election at the 2012 AGM are in the Notice of Annual General Meeting which has been sent to you with this form. Please write an X in the For, Against or Vote Withheld box for each resolution below. If you do not complete the boxes below, the person you appoint as proxy can decide whether, and how, he or she votes in relation to any matter which is properly put before the meeting.

		For	Against	Vote Withheld			For	Against	Vote Withheld
1.	To receive the Reports of the Directors and Auditors and the audited accounts for the year ended 31 December 2011.				12.	To re-elect Dambisa Moyo as a Director of the Company.
Important: fold along this line

2.	To approve the Remuneration Report for the year ended 31 December 2011.				13.	To re-elect Sir Michael Rake as a Director of the Company.

3.	To re-elect Marcus Agius as a Director of the Company.				14	To re-elect Sir John Sunderland as a Director of the Company.

4.	To re-elect David Booth as a Director of the Company.				15.	To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company.

5.	To re-elect Alison Carnwath as a Director of the Company.				16.	To authorise the Directors to set the remuneration of the Auditors.

6.	To re-elect Fulvio Conti as a Director of the Company.				17.	To authorise the Company and its subsidiaries to make political donations and incur political expenditure.

7.	To re-elect Bob Diamond as a Director of the Company.				18.	To authorise the Directors to allot securities.

8.	To re-elect Simon Fraser as a Director of the Company.				19.	To authorise the Directors to allot equity securities for cash other than on a pro rata basis to shareholders or to sell treasury shares.

9.	To re-elect Reuben Jeffery III as a Director of the Company.				20.	To authorise the Company to purchase its own shares.

10.	To re-elect Sir Andrew Likierman as a Director of the Company.				21.	To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days’ notice.

11.	To re-elect Chris Lucas as a Director of the Company.

	Please indicate with an X if this Proxy Form is one of multiple instructions being given. Please refer to note 4 overleaf.

Signature(s)	Date

Please complete and return this Proxy Form in the enclosed pre-paid envelope so that it is received by The Registrar to Barclays no later than 11.00am on Wednesday, 25 April 2012.

+		+
2 6 7 4 – 0 9 8 – S

Barclays PLC Sharestore Attendance Card	Information for Sharestore members attending the 2012 AGM
The AGM will be held at the Royal Festival Hall, Southbank Centre, Belvedere Road, London SE1 8XX on Friday, 27 April 2012 at 11.00am.

If you plan to attend the AGM, please bring this card with you. This card will allow you entry to the meeting with a minimum of formality. You will be given full instructions on what to do with this card at the appropriate time during the meeting.

Travelling to the AGM	How to find the Royal Festival Hall

The nearest tube stations are Waterloo on the Bakerloo, Northern, Jubilee and Waterloo & City lines, Embankment on the District and Circle lines and Charing Cross on the Northern and Bakerloo lines. The nearest overground train stations are Waterloo and Charing Cross. Buses stop on Waterloo Bridge, York Road, Belvedere Road and Stamford Street.

How to ask a question

If you intend to ask a question relating to the business of the meeting You should register your question at the Question Registration Point in the Exhibition Area before the meeting starts. There is also provision to register your question once the meeting has started.

If you would like to ask a question about a personal customer matter You should go to the Customer Relations Point in the Exhibition Area. This is staffed by Senior Customer Relations personnel who will be available before, during and after the meeting. All questions raised will be reviewed personally by the Chairman following the meeting and a reply will be sent out to you within 14 days.

Why not log on to Barclays e-view and see the benefits?

Win £200

If you join Barclays e-view before 4 May 2012, you can enter our free prize draw to win one of five £200 cash prizes!	To join Barclays e-view, please follow these 3 easy steps:

	Step 1	Go to www.eviewsignup.co.uk
An increasing number of shareholders choose to receive their Barclays communications electronically and are discovering the convenience of using the internet and email to find out about their shareholding and Barclays.	Step 2	Register for electronic communications by following the instructions on screen.

Barclays e-view is an easy and convenient way to access your shareholding details and check your share sales, purchases and transfers.	Step 3	You will be sent an access number in the post the next working day.

You will also receive important shareholder information directly by email, such as the Annual Review, voting information for General Meetings and your dividend tax voucher.	If you have any questions, please contact The Registrar to Barclays.

Barclays PLC Sharestore Poll card for the Annual General Meeting

This card should only be completed during the meeting

Members of Barclays Sharestore, their proxies and authorised representatives of corporations are entitled to vote.

Please write an X in the For, Against or Vote Withheld box for each resolution below. If you wish to cast your votes partly for, partly vote withheld or partly against a resolution, you should write the number of votes cast For, Against or Vote Withheld in the appropriate box.

To be held at the Royal Festival Hall, Southbank Centre, Belvedere Road, London SE1 8XX on Friday, 27 April 2012 at 11.00am	Signature(s)

Date

Resolutions

		For	Against	Vote Withheld			For	Against	Vote Withheld

1.	To receive the Reports of the Directors and Auditors and the audited accounts for the year ended 31 December 2011.				12.	To re-elect Dambisa Moyo as a Director of the Company.

2.	To approve the Remuneration Report for the year ended 31 December 2011.				13.	To re-elect Sir Michael Rake as a Director of the Company.

3.	To re-elect Marcus Agius as a Director of the Company.				14	To re-elect Sir John Sunderland as a Director of the Company.

4.	To re-elect David Booth as a Director of the Company.				15.	To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company.

5.	To re-elect Alison Carnwath as a Director of the Company.				16.	To authorise the Directors to set the remuneration of the Auditors.

6.	To re-elect Fulvio Conti as a Director of the Company.				17.	To authorise the Company and its subsidiaries to make political donations and incur political expenditure.

7.	To re-elect Bob Diamond as a Director of the Company.				18.	To authorise the Directors to allot securities.

8.	To re-elect Simon Fraser as a Director of the Company.				19.	To authorise the Directors to allot equity securities for cash other than on a pro rata basis to shareholders or to sell treasury shares.

9.	To re-elect Reuben Jeffery III as a Director of the Company.				20.	To authorise the Company to purchase its own shares.

10.	To re-elect Sir Andrew Likierman as a Director of the Company.				21.	To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days’ notice.

11.	To re-elect Chris Lucas as a Director of the Company.

Prize draw terms and conditions

The prize is a cheque for £200

8.   We will contact the prize winners within five working days of the draw and ask them for the address to which we should send the prize. We will send out the prizes within 10 working days of receipt of the address. If a winner cannot be contacted within 28 days of the draw, another draw will take place to find an alternative winner from the remaining eligible entries.

9.   We will be responsible for all costs of sending out the prizes to the winners.

10. We may publish the name and county of each winner, after the date of the final draw. We may ask each winner to allow us to publish a photograph of them.

11. If you enter the prize draw we will assume that you accept these terms and conditions.

12. Our decision is final and we will not respond to any questions or complaints about it.

13. We are not responsible for any injuries, loss or damage of any kind arising from or in connection with the prize draw unless, by law, we must accept responsibility.

1.   We, Barclays PLC, are promoting the prize draw.

2.   There will be five prize draws on Monday, 7 May 2012.

3.   The winners of the prizes will be the first five names drawn at random from all eligible entries.

4.   The draw will be supervised by an independent observer.

5.   The prize draw is open to our private shareholders who are aged 18 or over, live in the United Kingdom and join e-view between Monday, 26 March 2012 and Friday, 4 May 2012 and elect to enter the prize draw, excluding anyone who is materially connected to the administration of the prize draw. Each shareholder will be entered into the prize draw once.

6.   You do not need to buy further shares to be entered into the prize draw.

7.   We will provide the name and county of each winner, and the name of the independent observer, to anyone who sends a stamped address envelope to: The Manager, Shareholder Relations, 1 Churchill Place, London E14 5HP, within 28 days after the date of the draw (Monday, 7 May 2012). The details will also be available on our website.

Barclays PLC Sharestore

Explanatory notes

1. Voting

If you want to attend and vote at the Barclays AGM, you must be entered on the Sharestore register of members by no later than 6.00pm on Wednesday, 25 April 2012. This time will still apply for the purpose of deciding if you are entitled to attend and vote if the meeting is adjourned for less than 48 hours. If the meeting is adjourned for a longer time and you still want to attend and vote, you must be on the Sharestore register of members by no later than 6.00pm two days before the time fixed for the adjourned meeting.

2. Vote online

You can appoint a proxy to vote your shares online at www.barclays.com/investorrelations/vote. To log on you will need your Voting ID, Task ID and Sharestore Reference Number which are printed on the front of this form. Your votes must be registered by no later than 11.00am on Wednesday, 25 April 2012.

3. Proxy

You are entitled to attend, speak and vote at the AGM or you may instruct Equiniti Corporate Nominees Limited to appoint one or more people (called proxies) to attend, speak and vote on your behalf. A proxy need not be a Barclays shareholder but must attend the meeting in person.

Write the name of the person you have chosen as your proxy in the box on the Proxy Form unless you wish to appoint the Chairman of the meeting. If no name is inserted, the Chairman of the meeting will be authorised to vote on your behalf.

4. Multiple proxies

If more than one proxy is appointed, each proxy must be appointed to exercise the rights attached to different shares. Unless you complete the form to show how you want them to vote, your proxy or proxies can vote, or not vote, as they see fit, on any matter which is put before the meeting. To appoint more than one proxy, please photocopy the Proxy Form and indicate the number of shares that you are authorising them to act as your proxy for. Mark the box on the Proxy Form to show that you have appointed more than one proxy.

5. Revoking your proxy

If you complete the Proxy Form to appoint a proxy or proxies, this will not stop you from attending and voting at the meeting if you later find you are able to do so.

6. Authority and timing

To be valid, you must return this Proxy Form, together with a certified copy of the power of attorney or other authority (if any) under which it is executed, to The Registrar to Barclays, Aspect House, Spencer Road, Lancing, West Sussex BN99 6NA, United Kingdom, in the pre-paid envelope provided, so that it is received by no later than 11.00am on Wednesday, 25 April 2012.

7. Joint Sharestore members

The signature of any one of the joint holders will be enough to appoint either the Chairman or one or more proxies to attend, speak and vote at the meeting.

8. Vote Withheld

The ‘Vote Withheld’ option is given to enable you to abstain on any particular resolution. The ‘Vote Withheld’ is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

9. Corporate Sharestore members

If you are a representative of a corporation which is a Sharestore member, you will need to show our Registrars evidence that you have been properly appointed as the corporation’s representative to gain entry to the AGM.

Shareholder information

If you need help, contact The Registrar to Barclays

Telephone

0871 384 2055* (in the UK)

+44 121 415 7004 (from overseas)

* Calls to this number are charged at 8p per minute if using a BT landline. Call charges may vary if using other telephone providers. Lines are open from 8.30am to 5.30pm, Monday to Friday.

The paper used throughout this document is produced from Elemental Chlorine Free (ECF) pulps. The wood for these is sourced from fully sustainable forests. Additionally, the manufacturing mill is certified to ISO 9002 Quality Assurance standard, the ISO 14001 Environmental Management standard, and registered with EMAS (the Eco-Management and Audit Scheme).
Email questions@share-registers.co.uk Postal address The Registrar to Barclays Aspect House Spencer Road Lancing, West Sussex BN99 6DA United Kingdom